FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

For the three months ended March 31, 2005

Cableuropa, S.A.U.

(Registrant’s name)

333-10976

(Commission file number)

Edificio Belagua, calle Basauri 7-9,

Urbanización La Florida

28023 Aravaca,

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82    N/A

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

PART I - FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(€ thousand)

(Unaudited)

	Note	At March 31, 2005	At December 31, 2004
ASSETS

Current assets
Cash		1,078	4,064
Short-term investments, net	2	10,512	9,475
Accounts receivable, net	3	66,167	54,142
Other current assets		2,712	966

Total current assets		80,469	68,647

Fixed assets
Start-up costs, net	4	10,099	10,228
Intangible assets, net	5	188,559	170,719
Tangible assets, net	6	1,687,399	1,414,422
Financial assets	7	296,949	280,564

Goodwill on consolidation	8	234,369	171,058

Deferred expenses, net		51,310	33,053

Total assets		2,549,154	2,148,691

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short term debt	9	46,684	30,754
Accrued interest expense	9	13,389	15,443
Accounts payable	10	307,665	257,838
Other current liabilities		18,743	17,507

Total current liabilities		386,481	321,542

Long term debt	9	1,345,329	1,133,329

Other long term liabilities	11	46,109	46,060

Commitments and contingencies	12	10,457	9,213

Shareholders’ equity
Common stock	13	1,087,897	891,168
Share premium		337,746	337,746
Negative reserve	13	(49,340)	—
Accumulated deficit, beginning of period		(590,367)	(509,188)
Net (loss) / profit for the period		(25,158)	(81,179)

Total shareholders’ equity		760,778	638,547

Total liabilities and shareholders’ equity		2,549,154	2,148,691

The accompanying notes are an integral part of these condensed consolidated financial statements.

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

(€ thousand)

(Unaudited)

	Note	Three months ended
		March 31, 2005	March 31, 2004
Revenues
Telephony		65,335	51,129
Television		32,819	24,603
Internet		31,904	20,262
Business and other services		13,539	8,881
		143,597	104,875
Operating expenses
Cost of services		40,321	31,041
Selling, general and administrative expenses		54,168	40,461
Less costs capitalized as property and equipment		(5,675)	(4,347)
Depreciation and amortization		34,169	24,067

Total operating expenses		122,983	91,222

Operating profit		20,614	13,653

Amortization of goodwill		(4,936)	(3,348)
Net financial expense		(28,173)	(27,354)

Loss from ordinary activities		(12,495)	(17,049)

Extraordinary loss due to refinancing of the former senior bank facility	14	(18,266)	—
Other extraordinary items, net		652	1,912
Net extraordinary (expense) / income		(17,614)	1,912

Loss before income taxes and minority interests		(30,109)	(15,137)

Income taxes credit		4,951	2,752

Loss before minority interests		(25,158)	(12,385)

Loss attributed to minority interests		—	1,682

Net loss for the period		(25,158)	(10,703)

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ thousand)

(Unaudited)

	€ thousand
	Three months ended
	March 31, 2005	March 31, 2004
Operating activities
Net (loss) / profit	(25,158)	(10,703)
Adjustments to reconcile net (loss) / profit to net cash used in operating activities
Depreciation and amortization*	39,105	27,415
Amortization and write off of deferred expenses	22,148	2,288
Deferred expenses	(1,701)	(142)
Start-up costs, net	—	(1,506)
Commitments and contingencies	362	518
Tax (credit) / charge	(4,951)	(2,752)
(Loss) / profit attributed to minority interests	—	(1,682)
Other	390	(571)

Changes in operating assets and liabilities
Short term investments	23	4,030
Accounts receivable	(12,025)	106
Other current assets	(1,746)	7
Accounts payable	39,826	(6,969)
Accrued interest and other current liabilities	(1,193)	(11,070)
Changes due to changes in consolidation perimeter	(46,118)	—
Net cash provided by / (used in) operating activities	8,962	(1,031)

Investing activities:
Purchases of property and equipment	(56,628)	(42,110)
Purchases of intangible assets and leasehold improvements	(2,342)	(1,241)
Proceeds from sale of fixed assets	16	580
Financial assets	(8)	(9)
Net cash used in investing activities	(58,962)	(42,780)

Financing activities
Cash contributions from shareholders	—	656
Drawdowns on Senior bank facility, net	35,398	30,000
Short term credit lines	14,350	12,846
States subsidies	(509)	—
Other debt	(1,165)	—
Net cash provided by financing activities	48,074	43,502

Increase / (decrease) in cash and cash equivalents	(1,926)	(309)
Cash and cash equivalents at beginning of period	4,093	1,317
Cash and cash equivalents at end of period	2,167	1,008

*                      Includes amortization of goodwill

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(€ thousand, except share data)

(Unaudited)

	Number of shares	Common stock	Share premium	Negative reserve	Accumulated deficit	Net profit / (loss) for the period	Total

Balance, December 31, 2004	891,167,929	891,168	337,746	—	(509,188)	(81,179)	638,547
Transfer of 2004 net loss	—	—	—	—	(81,179)	81,179	—
Capital increase	196,728,848	196,729	—	(49,340)	—	—	147,389
Net loss for the three-months period	—	—	—	—	—	(25,158)	(25,158)
Balance, March 31, 2005	1,087,896,777	1,087,897	337,746	(49,340)	(590,367)	(25,158)	760,778

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2005

(€ thousand, except otherwise indicated)

(Unaudited for figures at March 31, 2005)

1.                                      BASIS OF PRESENTATION

The primary activity of Cableuropa, S.A.U. and its consolidated subsidiaries (the “Group”), which operate under the ONO brand, is the operation of broadband cable television and telecommunications networks in Spain.

The accompanying condensed consolidated unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Spain for interim financial information.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in Spain for complete financial statements, but in the opinion of management, they reflect all adjustments considered necessary (consisting of normal recurring items) for a fair presentation of the Group’s consolidated financial statements position and results of operations for the periods presented. These financial statements should be read in conjunction with the Group’s Form 20-F for the year ended December 31, 2004. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The accompanying unaudited condensed consolidated financial statements as of March 31, 2005 are prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”). The format has been modified to adapt it to the format used in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Accounting policies

For a description of the accounting policies applied in the preparation of these condensed consolidated financial statements see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. (“Retecal”)

In March 2005 Cableuropa, S.A.U. carried out a capital increase entirely subscribed by Grupo Corporativo ONO, S.A. (“GCO”) by contributing its shares representing 100% of the common stock of Retecal.  As a consequence of the projected merger of Cableuropa S.A.U. with some of its subsidiaries including Retecal (see note 13) to be formalized in July 2005 with accounting effects January 1, 2005, the accompanying consolidated statement of profit and loss includes the results generated by Retecal since January 1, 2005. This should be taken into account when comparing the information.

As of January 1, 2005 the consolidated balance sheet of Retecal and its subsidiaries was as follows:

At January 1, 2005
ASSETS
Current assets
Cash	176
Short-term investments, net	12,901
Accounts receivable, net	8,445
Other current assets	1,635

Total current assets	23,157

Fixed assets
Start-up costs, net	985
Intangible assets, net	20,490
Tangible assets, net	244,370
Financial assets	11,426

Goodwill on consolidation	42

Deferred expenses, net	3,103

Total assets	303,573

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short term debt	1,729
Accrued interest expense	31
Accounts payable	69,243

Total current liabilities	71,003

Long term debt	148,921

Other long term liabilities	3,582

Commitments and contingencies	882

Participative loan	32,200

Shareholders’ equity
Common stock	161,712
Share premium	1
Accumulated deficit, beginning of period	(114,728)

Total shareholders’ equity	46,985

Total liabilities and shareholders’ equity	303,573

2.                                      SHORT-TERM INVESTMENTS, NET

	€ thousand
	March 31, 2005	December 31, 2004

Investment in non consolidated companies	2,202	2,202
Other short term investments	10,512	9,475
Provisions	(2,202)	(2,202)

Short term investments, net	10,512	9,475

Other short term investments mainly comprises short term cash deposits as guarantee of part of the state subsidies (see note 9.d).

3.                                      ACCOUNTS RECEIVABLE, NET

	€ thousand
	March 31, 2005	December 31, 2004

Receivables from related parties	1,925	1,995
Accounts receivable and other debtors	60,746	46,866
Tax receivables	24,588	18,524
Allowance for doubtful accounts	(21,092)	(13,243)

Accounts receivable, net	66,167	54,142

4.                                      START-UP COSTS, NET

	€ thousand
	March 31, 2005	December 31, 2004

Stock issuance costs, net	6,335	6,462
Leasehold improvements	3,764	3,766

Start-up costs, net	10,099	10,228

5.                                      INTANGIBLE ASSETS, NET

	€ thousand
	March 31, 2005	December 31, 2004

Goodwill (see note 8)	208,438	193,334
Franchise acquisition costs	12,651	12,128
Computer software	54,851	42,752
Finance leases	7,211	1,911
Broadcast rights	1,099	—
Other intangible fixed assets	1,886	880

Total cost	286,136	251,005

Accumulated amortization	(95,840)	(78,549)

Provisions	(1,737)	(1,737)

Intangible assets, net	188,559	170,719

6.                                      TANGIBLE ASSETS, NET

	€ thousand
	March 31, 2005	December 31, 2004

Network and technical equipment	1,995,271	1,658,804
Computer hardware	49,881	49,856
Other tangible fixed assets	32,649	16,078

Total operating tangible fixed assets	2,077,801	1,724,738

Payments on account and assets in course of construction	50,710	42,404

Total cost	2,128,511	1,767,142

Accumulated amortization	(375,452)	(289,408)

Provisions	(65,660)	(63,312)

Tangible assets, net	1,687,399	1,414,422

7.                                      FINANCIAL ASSETS

	€ thousand
	March 31, 2005	December 31, 2004

Tax credit net of tax liabilities	254,069	242,756
Tax credit from related parties	41,467	36,516
Other financial investments	1,413	1,292

Financial assets	296,949	280,564

8.                                      GOODWILL ON CONSOLIDATION

Goodwill on consolidation registered until December 31, 2004 principally arose as a result of the Group’s corporate reorganizations in previous years whereby the parent company, Cableuropa, S.A.U., acquired additional shareholdings in its Spanish subsidiaries. Additionally in the first quarter of 2005 the Group has recorded a new Goodwill on consolidation amounting to euro 68.2 million related to the contribution of 100% of the shares of Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. to the Cableuropa Group (see note 13).

Goodwill included in the caption Intangible assets consists mainly of transfers of goodwill on consolidation as a result of the vertical mergers among Cableuropa, S.A.U. and its subsidiaries.

9.                                      SHORT AND LONG TERM DEBT

	€ thousand
Type of debt	Average interest rate during 2005	Maximum available as of March 31, 2005	Short term debt as of March 31, 2005	Long term debt as of March 31, 2005	Total debt	Accrued interest expenses

Debt with credit entities:

Senior bank facility	4,67%	1,000,000	—	850,000	850,000	180
Leasing	4,87%	—	1,819	2,674	4,493	—
Mortgage loan	4,36%	2,911	134	2,777	2,911	—
Other credit facilities	3,17%	62,500	41,501	—	41,501	238

			43,454	855,451	898,905	418

Other debt:

Debt related to Notes issued			—	458,892	458,892	12,971
State subsidies and other			3,230	30,986	34,216	—

Total other debt			3,230	489,878	493,108	12,971

			46,684	1,345,329	1,392,013	13,389

a)                                      Senior bank facility

On February 9, 2005, Cableuropa, S.A.U. and Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. as borrowers and both companies and their subsidiaries as guarantors, entered into an agreement with a series of banks as arrangers of a senior bank facility to provide financing of up to euro 1,250 million. The facility bears interest at Euribor plus a margin and its final maturity date is December 31, 2012.

The facility is intended to fund the refinancing of the former senior bank facilities of Cableuropa, S.A.U. and Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U., the refinancing of certain bank guarantees counterguaranteeing part of Group’s subsidized financing and to fund the network construction, capital expenditure and working capital requirements in accordance with the agreed business plan.

Arrangement and underwriting fees paid have been accounted for as deferred expenses. A commitment fee on the undrawn amount is payable quarterly in arrears. Facility agent and security agent fees are also payable.

As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•                  Cableuropa’s own shares and the shares of its subsidiaries and of Retecal;

•                  insurance policies; and

•                  charges over certain subordinated debt

The granting of these security interests is a condition precedent for availability.

The senior bank facility also contains other terms, including terms providing for voluntary prepayment; mandatory prepayment in certain circumstances; financial and performance covenants; covenants which, among other things, limit certain transactions and events of default in certain circumstances.

b)                                      Other credit facilities

The Group has a series of short term credit lines, with different credit entities, which usually bear interest at EURIBOR plus a margin.

c)                                      Debt related to Notes issued

Debt related to Notes issued corresponds to the multi borrower credit facilities between the Group and ONO Finance, PLC (the issuer) in relation to the Notes issued by the latter.

The principal activity of ONO Finance, PLC, established in the United Kingdom, is that of a finance company. ONO Finance, PLC’s business is the issuance of debt securities and the on-lending of the proceeds of such debt offerings to the Group. ONO Finance, PLC is owned 2% by Cableuropa, S.A.U.

The Group’s cable multiservice operators are obligors and guarantors under each of the indentures governing the Notes.  These guarantees are provided on a joint and several bases.

Since May, 1999, ONO Finance, PLC has issued different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), which are listed on the Luxembourg stock exchange.

Detail of outstanding Notes as of March 31, 2005 is a follows:

Issue date	Number of Notes	Face value per Note	Annual coupon	Maturity
30 June 2000	113,702	1,000 EURO	14%	15 July 2010
9 February 2001	58,920	1,000 USD	14%	15 February 2011
9 February 2001	8,038	1,000 EURO	14%	15 February 2011
7 May 2004	180,000	1,000 EURO	10.5%	15 May 2014
7 May 2004	100,000	1,000 EURO	floating rate (1)	15 May 2014

(1)               3-month Euribor + 8.5%

All coupons are payable semi-annually except for the floating rate Notes due in 2014 which are payable quarterly.

The Notes mature 10 years after each issue, but the issuer has the right, at its own discretion, to repay them in advance, subject to certain conditions, from the fifth anniversary of their issue except for the floating rate Notes due in 2014 which can be repaid in advance, subject to certain conditions, from the second anniversary of their issue.

Multi borrower credit facilities (MBCF)

In connection with, and on the same date of each of ONO Finance, PLC’s Notes issues, Cableuropa, S.A.U. and the Group’s other cable multiservice operators, as borrowers and guarantors and ONO Finance, PLC as lender, entered into multi borrower credit facilities agreements to transfer the Notes proceeds to the guarantors, in return for the guarantors agreeing to reimburse ONO Finance, PLC with:

•                                          the total face value of the Notes at their maturity, being the issue value of the Notes plus a management and reimbursement fee (“MRF”), that matches the Notes discounts, to be paid at maturity, and

•                                           enough interest to cover coupon payments on the Notes plus a margin.

An analysis of the outstanding MBCF’s as at March 31, 2005, is a follows:

		Euro or USD thousand (as applicable)				Euro thousand (except interest rates)
Maturity	Currency	Principal	Issue Premium(1)	Repurchase premium(2)	Total debt	Total debt(3)	Coupon(4)	Accrued interest expenses

2010	EURO	113,702	—	7,959	121,661	121,661	14.010%	3,319
2011	USD	50,791	8,129	4,124	63,044	48,630	16.252%	1,082
2011	EURO	6,929	1,109	563	8,601	8,601	16.252%	141
2014	EURO	180,000	—	—	180,000	180,000	10.50%	7,094
2014	EURO	100,000	—	—	100,000	100,000	variable (5)	1,335
						458,892		12,971

(1)                                  Registered as deferred expense and amortized on a straight-line basis during the estimated life of each contract.

(2)                                  Relates to the Group intention of canceling the 2010 and 2011 Notes in advance.

(3)                                  Notes nominated in USD have been converted applying the official exchange rate published by the ECB on March 31, 2005 of euro 1.00 = USD 1.2964

(4)                                  Coupon payable on principal.

(5)                                  3-month Euribor + 8.5%

d)                                      State subsidies

As part of the Spanish Programme for the Promotion of Technology Innovation (PROFIT), the Group obtained subsidies from the Ministry of Industry, Tourism and Commerce to finance the development of certain technology innovation projects. These subsidies are characterized as long term loans, most of them maturing in five equal annual installments starting on the third anniversary of the grant. These loans bear no interest and the obligations thereunder are supported by bank guarantees and deposits. These loans are to be repaid between 2005 and 2011.

10.                               ACCOUNTS PAYABLE

	€ thousand
	March 31, 2005	December 31, 2004

Commercial suppliers	142,670	105,595
Taxes and social security	18,228	14,419
Fixed asset suppliers	139,567	129,540
Other short term creditors	7,200	8,284

	307,665	257,838

11.                               OTHER LONG TERM LIABILITIES

	€ thousand
	March 31, 2005	December 31, 2004

Foreign exchange deferred income	20,620	20,598
EVCs	25,462	25,462
Other	27	—

Other long term liabilities	46,109	46,060

Deferred income

Deferred income as of March 31, 2005 and December 31, 2004 mainly comprises the unrealized gains on exchange rate associated to the multiborrower credit facilities denominated in US dollars (see note 9.c).

Equity Value Certificates (EVCs)

Together with the issuance of the 2009 Notes and the 2011 Notes, ONO Finance, PLC issued EVCs. These EVCs are guaranteed by Cableuropa, S.A.U. The EVCs entitle their holders to receive cash under certain circumstances.

12.                               PROVISION FOR COMMITMENTS AND CONTINGENCIES

	€ thousand
	March 31, 2005	December 31, 2004

Provision for discontinued operations in Portugal	3,566	3,628
Other provisions for liabilities and charges	6,891	5,585

Total provision for commitments and contingencies	10,457	9,213

a)                                      Provision for discontinued operations in Portugal

In 2002 the Group accounted for a provision to cover losses and contingencies derived from the decision of discontinuing operations in Portugal, amounting to euro 10.9 million. Out of this amount, in 2004 euro 3.3 million were applied to cover the dismantling costs and euro 0.1 million during the first three months of 2005.

b)                                     Other provisions for liabilities and charges

In 2003 the Group launched an Incentive plan aimed to attract and retain certain key employees and directors. The eligible employees have the right, subject to certain conditions, to receive an extraordinary cash bonus after three years since granted. The accrued provision as of March 31, 2005 and December 31, 2004, amounts to euro 4.7 million and euro 4.2 million, respectively.

13.                               SHAREHOLDERS’ EQUITY

The share capital in Cableuropa, S.A.U. as of March 31, 2005 is euro 1,087,896,777 and consist of 1,087,896,777 fully subscribed and paid shares with a par value of euro 1 each.

The shares of Cableuropa, S.A.U., owned by its sole shareholder GCO are pledged to secure the Senior bank facility disclosed in note 9.

On March 2 and 3, 2005 the proposed merger of Cableuropa, S.A.U. with the following companies was presented in the corresponding Mercantile Registers: Valencia de Cable, S.A.U., Mediterránea Norte Sistemas de Cable, S.A.U., Mediterránea Sur Sistemas de Cable, S.A.U., Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. and Retecal Interactiva, S.A.U. All these subsidiaries are, either directly or indirectly, 100% owned by Cableuropa S.A.U. The merger is to be registered in July 2005 and has accounting effects since January 1, 2005.

Prior to this transaction, Cableuropa, S.A.U. agreed an increase of the share capital that was fully subscribed by Grupo Corporativo ONO, S.A. through the contribution of 100% of the shares of Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U., which in turn is the sole shareholder of Retecal Interactiva, S.A.U. As of the date of preparation of these consolidated financial statements, Cableuropa, S.A.U. is the sole shareholder of both companies.

14.                               EXTRAORDINARY LOSS

The Group has replaced the former Senior bank facility with a new facility with a later maturity date (see note 9). Therefore as of March 31, 2005 the Group has written off the deferred expenses associated to the former Senior bank facility for an amount of euro 18.3 million, which is shown in the consolidated statement of profit and loss under the caption Net extraordinary expense.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information together with our unaudited consolidated financial statements and the related notes included in this report. This discussion may contain forward-looking statements, including those described in the “Forward-Looking Statements” section below, that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements and elsewhere in this report. Except as may be required by applicable law, we will not publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We are a leading provider of integrated telephony, broadband Internet, and cable television services to residential and business customers in Spain. We commenced operations in 1998 and, since that time, have pursued a strategy of rapid penetration generating multiple revenue streams to grow our business.

During 2004, Grupo Corporativo ONO, S.A., (“GCO”) our corporate parent, acquired 100% of Retecal, which holds the cable telecommunications franchise for the region of Castilla y León. In March 2005, Cableuropa performed a capital increase of 196,728,848 shares that was fully subscribed by GCO in exchange for the contribution of 100% of the capital stock of Retecal, following which Cableuropa became the sole shareholder of Retecal. In March 2005, Cableuropa delivered to the Mercantile Register the vertical mergers projects for Mediterranea Norte, Mediterranea Sur, Valencia and Retecal, all wholly-owned subsidiaries of Cableuropa. For accounting purposes, Retecal is consolidated into the Cableuropa Group since January 1, 2005.

As of March 31, 2005, we had 813,645 residential customers and 22,496 primarily small and medium-sized business customers. During the three months ended March 31, 2005, we generated revenue of €143.6 million and EBITDA of €54.8 million, resulting in an EBITDA margin of 38.2%. During the three months ended December 31, 2004, we generated revenue of €119.3 million and EBITDA of €46.3 million, resulting in an EBITDA margin of 38.8%. During the three months ended March 31, 2004, we generated revenue of €104.9 million and EBITDA of €37.7 million, resulting an EBITDA margin of 36.0%.

As of March 31, 2005, we had passed almost 2.9 million homes. Our current addressable market is 7.0 million homes and 0.8 million businesses, representing approximately 34% of the 20.8 million homes and 29% of the 2.8 million businesses in Spain. We believe our franchise areas, especially those in our Mediterranean cluster, are growing rapidly both in the number of homes constructed each year and in gross domestic product per capita. We are continuing to expand our network in areas with attractive revenue potential.

Factors Affecting Our Business

Our residential services accounted for 90.6% of our total revenues for the three months ended March 31, 2005. Business and other services accounted for the remaining 9.4% of our total revenues for the three months ended March 31, 2005.

The following table sets forth certain information with respect to our network and services and the percentage change from period to period for each of the periods indicated.

				Percentage Change
	March 31, 2005	December 31, 2004	March 31, 2004	March 2005/ Dec. 2004		March 2005/ March 2004

Residential:
Homes passed	2,893,629	2,285,438	2,056,700	26.6%		40.7%
Penetration	31.0%	33.2%	33.7%	(2.2	)pp	(2.7	)pp
Customers	813,645	676,858	604,032	20.2%		34.7%
ARPU (in euro)(1)	54.3	54.6	54.0	(0.3	)pp	0.3	pp
RGUs(2)	1,517,883	1,263,260	1,126,900	20.2%		34.7%
RGUs per customer	1.87	1.87	1.87	—		—
Churn(3)	14.4%	16.1%	12.7%	(1.7	)pp	1.7	pp
Revenue (in euro millions)	130.1	108.4	96.0	20.0%		35.5%

Business:
Customers	22,496	17,369	14,087	29.5%		59.7%
ARPU (in euro)(1)	186	210	210	(11.4)%		(11.4)%
Revenue (in euro millions)	13.5	10.9	8.9	23.9%		51.7%

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

(2)                                  RGUs are revenue generating units where each customer is counted as a revenue generating unit for each service for which such customer subscribes. See our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

(3)                                  Churn is a measure of the number of customers who stop using our services. For a definition of churn, see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

The following are the key factors affecting our business:

Customers.  Our residential customer base (which includes small office and home office customers) increased by 34.7% from March 31, 2004 to March 31, 2005, reaching 813,645 customers. This growth in residential customers reflects four factors: (i) Retecal customer base acquired which amounts to 115,298 residential customers as of March 31, 2005, (ii) increase in the number of homes passed, (iii) increase in the percentage of homes passed that have been released to marketing and (iv) the growth in the penetration of homes released to marketing. We have continued to build-out our network and increased the take-up of services in areas already built-out, which passed 2,893,629 homes as of March 31, 2005 (550,146 out of which come from Retecal) compared to 2,056,700 homes as of March 31, 2004. In addition, the growth in customers reflects the improved efficiency with which we are able to release to marketing the homes passed, reaching 91.8% as of March 31, 2005 versus 87% as of March 31, 2004.  Penetration decreased to 31.0% as of March 31, 2005, as compared with 33.7% as of March 31, 2004.

We continue to focus on improving our customer service and enhancing our service offerings to existing and new customers in an effort to manage our customer churn rate. Our annualized churn rate was 14.4% in the first quarter of 2005 as compared with 16.1% for the last quarter in 2004.

Our focus on marketing to small and medium sized enterprises has resulted in an increase in our business customer base to 22,496 customers as of March 31, 2005 (3,754 out of which come from Retecal) from 14,087 as of March 31, 2004.

ARPU.  ARPU is a measure we use to evaluate how effectively we are realizing revenues from each of our customers. We have increased ARPU for residential services to €54.3 for the first quarter of 2005 from €54.0 for the first quarter of 2004, mainly result of higher telephony ARPU. In addition, ARPU for residential services has increased as the proportion of our total residential customers subscribing to higher value broadband Internet access and digital television services has increased. We believe that our ability to offer bundled services packages which include a combination of some or all three of our services is proving attractive to our existing customer base and increases our ARPU for residential services by facilitating the sale of multiple services to each customer.

ARPU for business services decreased for the first quarter of 2005 reflecting the growth in the small and medium enterprises as percentage of our total business customers.

RGUs.  As with ARPU, we use RGUs per customer as a measure of how effectively we are realizing potential revenues from each customer. We encourage our residential customers to subscribe to more than one service by offering a variety of packages, each of which includes a variable combination of telephony, Internet and cable television services at a price that is generally lower than the aggregate price of these services purchased on an individual basis from us or our competitors. We also offer our business customers packages that include a combination of voice and data services. As of March 31, 2005, 21% of our total residential customers received three services and 65% received either two or three services, what results in a RGUs per customer rate of 1.87 as of March 31, 2005, which is the same as of March 31, 2004 despite of the Retecal figures included by first time in this quarter.

Results of Operations for the Three Months Ended March 2005 and 2004 and December 2004

The following table sets forth certain summary financial and operating information and the percentage change from period to period for each of the periods indicated.

				Percentage Change
	March, 31 2005	December, 31 2004	March, 31 2004	March 2005/ Dec 2004	March 2005/ March 2004
	(euro in millions)

Revenues	143.6	119.3	104.9	20.4%	36.9%
Operating expenses	(123.0)	(101.4)	(91.2)	21.3%	34.9%
Operating profit	20.6	17.9	13.7	15.1%	50.4%
Amortization of goodwill	(4.9)	(0.2)	(3.3)	2,350%	48.5%
Net financial expense	(28.2)	(25.0)	(27.4)	12.8%	2.9%
Net extraordinary (expense)/ income	(17.6)	(19.1)	1.9	(7.9)%	n/a
Loss before income tax and minority interests	(30.1)	(26.4)	(15.1)	14.0%	99.3%
Income tax credit	4.9	3.7	2.8	32.4%	75.0%
Loss before minority interests	(25.2)	(22.7)	(12.4)	11.0%	103.2%
Loss attributed to minority interest	—	—	1.7	n/a	n/a
Net loss for the three months	(25.2)	(22.7)	(10.7)	11.0%	135.6%

Revenues

Our revenues are derived from residential services (which are comprised of revenue from residential telephony, residential Internet and cable television services) and business and other services (which are comprised of voice and data services to business customers mainly in our franchise areas).

Our revenues have increased during the periods under review. The following table sets forth our revenues derived from residential and business services, their proportion of total revenues and the percentage change from period to period for each of the periods indicated.

				Percentage Change
	March, 31 2005	December, 31 2004	March, 31 2004	March 2005/ Dec. 2004		March 2005/ March 2004
	(euro in millions, except percentages)

Residential services	130.1	108.4	96.0	20.0%		35.5%
Proportion of total revenues	90.6%	90.9%	91.5%	(0.3	)pp	(0.6	)pp
Business & other services	13.5	10.9	8.9	23.9%		51.7%
Proportion of total revenues	9.4%	9.1%	8.5%	0.3	pp	0.6	pp
Total revenues	143.6	119.3	104.9	20.4%		36.9%

Residential Services

Revenues derived from our residential services increased during the periods under review. The principal factors behind the increase in our revenue have been the substantial increase in our residential customer base due to the continued build-out of our networks, the Retecal acquisition (€15.4 million revenue from residential services in the first quarter of 2005) and the introduction of new higher value services. While telephony services continued to account for the largest portion of our revenues, the substantial increase in revenue from broadband Internet services and the migration to digital television services also had an impact on our revenues.

The following table sets forth revenues from each of our residential services and the proportion of total residential revenues generated by each service for each of the periods indicated.

				Percentage Change
	March, 31 2005	December, 31 2004	March, 31 2004	March 2005/ Dec. 2004	March 2005/ March. 2004
	(euro in millions, except percentages)

Residential telephony	65.4	55.2	51.1	18.5%	28.0%
Proportion of total residential revenue	50.3%	46.3%	53.3%	n/a	n/a
Residential Internet	31.9	24.9	20.3	28.1%	57.1%
Proportion of total residential revenue	24.5%	20.9%	21.1%	n/a	n/a
Residential cable television	32.8	28.2	24.6	16.3%	33.3%
Proportion of total residential revenue	25.2%	23.6%	25.6%	n/a	n/a
Total residential revenue	130.1	108.4	96.0	20.0%	35.5%

Residential Telephony.  Our residential telephony revenues are comprised of monthly fees for line rental, usage charges, initial connection charges and fees for other telecommunications services, including charges for additional value added services.

The following table sets forth certain information with respect to our residential telephony services and the percentage change from period to period for each of the periods indicated.

				Percentage Change
	March, 31 2005	December, 31 2004	March, 31 2004	March 2005 Dec. 2004		March 2005/ March 2004

Residential Telephony:
Customers	718,456	622,275	564,988	15.4%		27.2%
Penetration	27.3%	30.5%	31.5%	(3.2	)pp	(4.2	)pp
ARPU (in euro)(1)	30.8	30.1	30.7	2.3%		0.3%
Revenue (in euro millions)	65.4	55.2	51.1	18.5%		28.0%

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

Revenue from residential telephony services increased by 28.0% in the first quarter of 2005, as compared with the same period of the previous year. The increase in 2005 primarily reflects the increase in our total residential telephony customer base as we continued to build-out our networks and the revenues incorporated from Retecal. ARPU during the first quarter of 2005 remained stable as compared with ARPU during the first quarter of 2004 and increased as compared with the last quarter of the previous year, because of the price increase performed at the beginning of 2005.

Residential Internet.  Revenues from Internet services are derived mainly from fixed monthly fees and to a lesser extent to the sales of cable modems.

The following table sets forth certain information with respect to our Broadband Internet services and the percentage change from period to period for each of the periods indicated.

				Percentage Change
	March, 31 2005	December, 31 2004	March, 31 2004	March 2005/ Dec. 2004		March 2005/ March 2004

Residential Broadband Internet:
Customers	345,053	268,355	206,939	28.6%		66.7%
Penetration	13.2%	13.2%	11.5%	0	pp	1.7	pp
ARPU (in euro)(1)	31.8	32.3	32.8	(1.5)%		(3.0)%
Total Internet Revenue (euro in millions)	31.9	24.9	20.3	28.1%		57.1%

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

The increase in revenues during the periods under review principally reflects the increase in our customer base, higher total Internet penetration and the increasing proportion of broadband Internet customers. Our Internet broadband penetration increased to 13.2% in first quarter of 2005 from 11.5% for the same period in 2004. Internet broadband penetration remained stable as compared with the last quarter of the previous year due to the consolidation of Retecal figures with lower penetration rates. As of March 31, 2005, approximately 42.4% of our residential customers subscribed to broadband Internet services as compared with approximately 34.3% as of March 31, 2004. We believe that broadband Internet services are an increasingly popular service for our customers and we expect our penetration for this service to increase. ARPU for broadband Internet services during the first quarter of 2005 was €31.8, €1.0 lower than ARPU for the same quarter of the previous year and €0.5 lower as compared with the fourth quarter of 2004 due to the increasing competition in this service.

Residential cable television.  Our residential cable television revenues are mainly derived from fixed fees, such as monthly subscription fees for basic and premium services, set top box rental charges and variable fees for pay-per-view services.

The following table sets forth certain information with respect to our cable television services and the percentage change from period to period for each of the periods indicated.

				Percentage Change
	March, 31 2005	December, 31 2004	March, 31 2004	March 2005/ Dec. 2004		March 2005/ March 2004

Residential cable Television:
Customers
analog services	184,155	173,408	273,964	6.2%		(32.8)%
digital services	264,202	196,088	71,826	34.7%		368%
Total	448,357	369,496	345,790	21.3%		29.7%
Penetration
analog services	7.0%	8.5%	15.3%	(1.5	)pp	(8.3	)pp
digital services	10.1%	9.6%	4.0%	0.5	pp	6.1	pp
Total	17.1%	18.1%	19.3%	(1.0	)pp	(2.2	)pp
ARPU (in euro) (1)	24.5	25.8	23.9	(5.0)%		2.5%
Revenue (in euro millions)	32.8	28.2	24.6	16.3%		33.3%

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

The increase in revenues derived from cable television services during the three months ended March 31, 2005 is principally due to the increase in our cable television customer base, the increasing proportion of our customers subscribing to higher priced digital television services during the period and the growing use of pay-per-view television services by our digital television customers following our launch of near-video-on-demand services. ARPU in the first quarter of 2005 declined compared with the last quarter of 2004 due to the incorporation of Retecal customers, which have lower ARPU. Total penetration of cable television services declined to 17.1% as of March 31, 2005 as compared to 19.3% as of March 31, 2004, mainly due to the incorporation of Retecal figures with lower penetration rates.

Business and other services

Revenues from business and other services are derived from fees paid by business customers, principally small and medium sized enterprises, for voice and data services, which we offer individually or as a package, and from telephony usage.

The following table sets forth certain information with respect to our business and other services and the percentage change from period to period for each of the periods indicated.

				Percentage Change
	March, 31 2005	December, 31 2004	March, 31 2004	March 2005/ Dec. 2004	March 2005/ March 2004

Business & other services:
Customers	22,496	17,369	14,087	29.5%	59.7%
ARPU (in euro)(1)	186	210	210	(11.4)%	(11.4)%
Revenue (in euro millions)	13.5	10.9	8.9	23.9%	51.7%

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

Our focus on marketing to small and medium sized enterprises during the periods under review and the incorporation of Retecal business customers has resulted in an increase in our business customer base to 22,496 customers as of March 31, 2005 from 14,087 as of March 31, 2004.

The increase in revenues from business services during the three months ended March 31, 2005 principally reflects the incorporation of Retecal figures (revenues of €2.6 million in the first quarter of 2005), the increase in our business services customer base as a result of the continued development of our networks and an increased focus on marketing to small and medium sized enterprise customers. ARPU for business services decreased for the first quarter of 2005 reflecting the growth in the small and medium enterprises as percentage of our total business customers.

Operating Expenses

Our operating expenses are comprised of cost of services; selling, general and administrative expenses; costs capitalized as property and equipment and depreciation and amortization. The following table sets forth our operating expenses and the percentage change from period to period for each of the periods indicated.

				Percentage Change
	March, 31 2005	December, 31 2004	March, 31 2004	March 2005/ Dec. 2004	March 2005/ March 2004
	(euro in millions)

Cost of services	40.3	33.3	31.0	21.0%	30.0%
Selling, general and administrative	54.2	44.9	40.5	20.7%	33.8%
Cost capitalized as property and equipment	(5.7)	(5.2)	(4.3)	9.6%	32.6%
Depreciation and amortization	34.2	28.4	24.1	21.1%	41.9%
Total Operating expenses	123.0	101.4	91.2	21.3%	34.9%

Our operating expenses increased by 34.9% during the three months ended March 31, 2005 to €123.0 million as compared with €91.2 million during the three months ended March 31, 2004 and increased by 21.3% from €101.4 for the three months ended December, 2004. The increase of our operating expenses in the first quarter of 2005 reflects the incorporation of Retecal figures.

Cost of Services. Cost of services principally consists of interconnection and backbone network costs for telecommunications services, Internet connectivity costs, the cost of the cable modems we sell, fiber, circuit and duct renting expenses and programming fees for cable television programming services. Interconnection costs for telephony services are generated by calls made by our customers that terminate outside our network. Internet connectivity costs mainly consist of fees for the bandwidth used for our Internet transit outside of Spain. Cable television programming fees consist primarily of fees paid to commercial broadcasters to distribute their cable television content and fees paid to distribute movies and soccer on a pay-per-view basis. Cost of services increased during the three months ended March 31, 2005, which mainly reflects the incorporation of Retecal in the first quarter of 2005. However, our cost of services has decreased as a percentage of total revenues to 28.1% for the three months ended March 31, 2005 as compared to 29.6% for the three months ended March 31, 2004. These decreases reflect economies of scale which have reduced our costs of interconnecting our telephony services, the renegotiation of contracts for Internet transit and cable television programming and the increased proportion of higher margin products, such as broadband Internet services, within our portfolio of services offered.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist principally of expenses related to wages and salaries and other operating expenses, including professional services, marketing and selling expenses, network operation and maintenance, information systems, administrative overhead and billing costs. As a percentage of total revenues, selling general and administrative expenses were 37.8% in first quarter of 2005, as compared with 38.9% in the first quarter of 2004. The reduction in selling general and administrative expenses as a percentage of revenues reflects economies of scale, renegotiation of contracts and our focus on cost management despite the continued expansion of our business during the periods under review

Costs Capitalized as Property and Equipment.  We capitalize direct labor costs associated with the development and construction of our network. The increase in costs capitalized as property and equipment during the periods under review reflects the continued extension of our network build-out.

Depreciation and Amortization.  Depreciation and amortization expense is principally related to the depreciation of our network, customer premise equipment and installation costs incurred in connection with the addition of new subscribers, and to the amortization of intangible assets. During the three months ended March 31, 2005, depreciation and amortization expense increased, mainly as consequence of the incorporation of Retecal figures.

Operating Profit / Loss

We calculate operating profit/loss as revenue minus operating expenses. In the first quarter of 2005 we generated €20.6 million operating profit, a €6.9 million increase as compared to the €13.7 million obtained in the first quarter of 2004. This improvement reflects the increase in revenues which outweighed the increase in operating expenses during the periods under review.

Amortization of Goodwill

Between 1999 and 2001 most of the former shareholders in our subsidiaries exchanged their interest in the relevant subsidiary for ordinary shares of Cableuropa. Thereafter, our wholly owned operating subsidiaries were merged into Cableuropa, which acquired all of their assets and liabilities. We booked goodwill as a result of this reorganization.

We amortized €4.9 million of goodwill during the three months ended March 31, 2005, a €4.7 million increase as compared to the €0.2 million in the last quarter of 2004. This increase reflects the consolidation of Retecal and the reclassification in the last quarter of 2004 of the goodwill amortization related to Murcia to the amortization and depreciation caption.

Net Financial Expense

Net financial expense was €28.2 million in the first quarter of 2005. The increase with respect to last quarter of 2004 is mainly due to the consolidation of Retecal figures.

Net Extraordinary Income/(Expense)

The extraordinary loss in the first quarter of 2005 was mainly due to the write-off of the deferred expenses related to the cancellation of the 2001 senior bank facility, replaced by the 2005 senior bank facility signed in February 2005. The extraordinary loss in the last quarter of 2004 was mainly due to the write-off and provision for depreciation of tangible assets.

Income Tax

Since we commenced operations, we have incurred losses every year except for 2003. We recognize the related tax credits in our financial statements. In the quarter ended March 31, 2005, we generated net tax credits of €4.9 million. Under Spanish corporate income tax law, tax losses can generally be carried forward for up to 15 years from the date such losses where incurred. We do not anticipate paying any income taxes for the next several years, as our outstanding tax loss carry forwards can be used to offset any future taxable income.

Liquidity and Capital Resources

Our liquidity requirements arise primarily to meet our ongoing debt service obligations and to fund our planned network build-out and working capital requirements until the time when we expect to achieve positive cash flow. We do not expect to achieve positive cash flow before the end of 2006. Our principal sources of funds are cash flow from operations, borrowings under our 2005 Senior Bank Facility and borrowings under other financing agreements. Subject to no material changes in our operations or in our operating environment, we believe that our sources of funding will be sufficient to fund our liquidity requirements.

Capital Expenditures

Our business is capital intensive. We incurred capital expenditures of €59.0 million and €43.4 million, during the three months ended March 31, 2005 and March 31, 2004, respectively. These capital expenditures were funded primarily with EBITDA and drawings under our Senior Bank Facility.

Our capital expenditure is principally related to network build-out, set-top boxes and installations. A substantial portion of this capital expenditure relates to the discretionary extension of our network. In the short term, we believe we could defer a significant portion of these discretionary costs if liquidity were limited before significant network performance issues would arise. In the longer term, we would need to continue a certain level of investment to maintain the level of service and performance we seek to offer our customers.

Financing Arrangements

In addition to cash flow from our operating activities, our other sources of liquidity include short and long term debt facilities and cash on hand. As of March 31, 2005 our total indebtedness was approximately €1,392.0 million. In addition, we had available but undrawn funds of approximately €171 million and cash on hand of approximately €1 million. We expect to incur additional indebtedness principally from drawings under the 2005 Senior Bank Facility to fund net losses (including, as necessary, interest on the 2005 Senior Bank Facility itself) and the build-out of our networks. The following table sets forth amounts available to us but undrawn as at March 31, 2005:

Source of financing	Amount available
(euro in millions)

Cash on hand	1
2005 Senior Bank Facility	150
Other short term credit facilities	21
Total amount available	172

As of March 31, 2005 we had drawn €850 million out of the €1,000 million available under our 2005 Senior Bank Facility.

For additional information regarding the foregoing debt agreements see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

Our Refinancing Transactions – The 2005 Senior Bank Facility

On February 9, 2005, Cableuropa and Retecal as borrowers and Cableuropa, Retecal and their subsidiaries as guarantors, entered into an agreement with a series of banks as arrangers of a senior bank facility to provide financing of up to €1,250 million.

Under the senior bank facility agreement, the borrowers must fulfill a number of conditions to borrowing availability, including certain representations and warranties, one of which is the absence of material adverse changes in the business condition or operating results of any member of the Cableuropa Group. No assurance can be given that such conditions to borrowing will be fulfilled or that funds under the facility agreement will be made available to us.

The facility is mainly intended to fund the refinancing of the 2001 senior bank facility, the refinancing of Retecal’s former senior bank facility, the refinancing of certain bank guarantees counterguaranteeing part of our subsidized financing and to fund our network construction, capital expenditure and working capital requirements in accordance with the agreed business plan. There are four separate tranches to the facility:

•             Tranche A is a term loan in a maximum aggregate amount of €800 million which may be used for the refinancing of the 2001 senior bank facility and the former senior bank facility of Retecal;

•             Tranche B is a term loan in a maximum aggregate amount of €200 million which can be used for the refinancing of the 2011 Notes and for working capital needs of the guarantors;

•             Tranche C is a revolving credit facility in a maximum aggregate amount of €200 million which can be used for working capital needs other telecommunications business activities and any other permitted use of the senior bank facilities; and

•             Tranche D is a bank guarantees facility in a maximum aggregate amount of €50 million which can be used to counterguarantee our subsidized financing.

For additional information regarding the 2005 Senior Bank Facility see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates.

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency exchange rate risk by managing the amount of our outstanding variable interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exchange rate exposure, and as market conditions warrant, we and our affiliates may enter into currency or interest rate hedging transactions and may purchase or trade the Notes from time to time in privately negotiated or open market transactions using funds available to us.

Interest Rate Sensitivity

Borrowings under our 2005 Senior Bank Facility bear interest at a floating rate determined by reference to EURIBOR + 2.5%. In addition, our other outstanding debt with credit entities usually bear interest at EURIBOR plus a margin. Moreover, as part of our refinancing transactions, on May 7, 2004 ONO Finance issued €100 million floating rate notes priced at three months EURIBOR plus an 8.5% margin which were lent to us in the same terms. Accordingly, as at March 31, 2005 we had variable interest rate long-term debt outstanding of €950 million and exposure to risk due to fluctuations of interest rates.

Historically, we have not entered into interest rate swap agreements to hedge our exposure to variable interest rate obligations.  However, under the terms of our 2005 senior bank facility we have committed to cover, prior to August 9, 2005, our risk under at least 50% of our interest rate exposure under tranches A and B of the 2005 senior bank facility for at least three years. Accordingly, it is our current intention to enter into interest rate hedging transactions with respect to some or all of our variable interest rate debt.

The table below shows the variable interest long-term debt as of March 31, 2005.

						Thereafter	Total	Euro
	Expected maturity date							millions
	(EUR in millions)							Fair value
	2005	2006	2007	2008	2009
Senior bank facility (Euribor + 2.50%)	—	(4)	(36)	(80)	(192)	(538)	(850)	(850)
2014 EUR Floating Rate Notes (Euribor + 8.5%)	—	—	—	—	—	(100)	(100)	(100)

Foreign currency exchange rate sensitivity

On June 10, 2004, as a consequence of the cancellation of a significant part of the 2011 USD Notes, the cross-currency swap was reduced with the purpose of hedging 100% of the exposure on interest payments on the outstanding 2011 USD Notes. The principal outstanding amount of the 2011 USD Notes as of March 31, 2005 is $58.9 million.

The table below shows the annual payments of interest and principal on our outstanding foreign currency denominated debt.

	Expected maturity date							Fair
	2005	2006	2007	2008	2009	Thereafter	Total	value(1)
	(USD in millions)							(euro in millions)

Interest payments on the 2011 USD Notes	(4.12)	(8.25)	(8.25)	(8.25)	(8.25)	(12.37)	(49.49)
2011 USD Notes	—	—	—	—	—	(58.92)	(58.92)	(52.3)

(1)                           Fair value of the relevant Notes has been calculated applying the official exchange rate published by the ECB on March 31, 2005 of €1.00 = U.S.$1.2964 to the market value of the principal on the relevant Notes as of March 31, 2005.

Effect of Inflation

We do not currently believe that our business will be affected by inflation to a significantly different extent than the general economy. However, we cannot assure you that inflation will not have a material adverse effect on our business in the future.

New Accounting Standards

No new Spanish GAAP standards have been issued that significantly affect our financial statements.

Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements include all matters that are not historical facts, regarding future events or prospects. Statements containing the words “believe,” “expect,” “intend,” “anticipate,” “will,” “positioned,” “project,” “risk,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking statements.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows to differ from our current expectations include, but are not limited to:

•                                          our continued and substantial net losses;

•                                          our ability to generate sufficient cash flow to fulfill our debt obligations;

•                                          our substantial leverage and ability to service our debts;

•                                          changes in the accounting standards under which we prepare our financial statements;

•                                          our failure to ensure sufficient access to premium programming;

•                                          difficulties we may encounter in finalizing the integration of Retecal or any future acquisition target and the extent to which it is necessary to devote significant management time and capital resources to any acquired business;

•                                          our reliance on others to provide us with mission critical hardware and software;

•                                          our ability to avoid unanticipated network downtime;

•                                          our failure to maintain and upgrade our network;

•                                          our failure to retain our key employees;

•                                          competition from other companies in our industry and our ability to retain or increase our market share;

•                                          the anticipated growth of the telecommunications, Internet access and cable television industries in Spain;

•                                          the effect of changes in the regulatory environment on the telecommunications and cable television industries in Spain;

•                                          restrictions and limitations on our activities contained in the agreements governing our debt;

•                                          our ability to access the financial markets in order to refinance our debt; and

•                                          general economic conditions and business condition in the markets served by us.

Consequently, our current business plan, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us. These forward-looking statements are uncertain and we cannot assure you that any such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. We urge you to read our annual report for 2004 on Form 20-F, filed with the SEC on April 27, 2005.

We currently file periodic reports with the SEC that are publicly available. In addition, we are currently subject to the ongoing reporting requirements of the Luxembourg Stock Exchange.

Apart from any requirements pursuant to the laws and regulations discussed above, we have no obligation to, and do not intend to, update publicly or revise any forward-looking statements in this report, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this report.

PART II - OTHER INFORMATION

ITEM 1.                    LEGAL PROCEEDINGS

There have been no material changes with respect to this item since the filing of our annual report on Form 20-F for the year ended December 31, 2004 filed with the SEC on April 27, 2005.

ITEM 2.                    CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.                    DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.                    SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None.

ITEM 5.                    OTHER INFORMATION

None.

ITEM 6.                    EXHIBITS AND REPORTS ON FORM 6-K

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CABLEUROPA S.A.U.

Date: May 11, 2005

By: /s/ Richard Alden
Richard Alden
Chief Executive Officer